Caterpillar Inc. 5205 N O'Connor Boulevard Suite 100 Irving, TX 75039

October 7, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attention: Priscilla Dao, Staff Attorney

Re:	Caterpillar Inc.
Annual Report on Form 10-K
Filed February 16, 2022
File No. 001-00768

Ladies and Gentlemen:

Caterpillar Inc. (“Caterpillar”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated September 23, 2022 (the “Comment Letter”) regarding Caterpillar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 16, 2022 (the “2021 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Caterpillar’s response to each comment.

Annual Report on Form 10-K for the fiscal year ended December 31, 2021

Item 1A. Risk Factors

The COVID-19 pandemic could materially adversely affect our business..., page 10

COMMENT:

1.	We note your disclosure that inflation could negatively affect your results of operations. In future filings, if recent inflationary pressures have materially impacted your operations, please update your risk factors accordingly. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please consider whether your disclosure about known trends and uncertainties in your MD&A should be also updated to account for inflationary trends.

U.S. Securities and Exchange Commission
September 23, 2022

Caterpillar ResponsE:

We respectfully note the Staff’s comment. We have experienced and disclosed inflationary pressures related to (1) higher manufacturing costs as a result of shortages of material and components that have led to higher costs along with (2) supply chain disruptions leading to higher freight expenses. Please see our responses 2 and 5 for examples of additional disclosures relating to the impacts of these inflationary pressures.

In response to the Staff’s comment, we will enhance our risk factors and MD&A disclosure in future filings to include a discussion of specific types of inflationary pressures if we believe any individual type could materially impact our results of operations.

Item 7. Management’s Discussion and Analysis of Financial Condition..., page 27

COMMENT:

2.	We note your risk factors in the subsection entitled “Macroeconomic Risks” on page 11. While these disclosures appear to describe certain challenges presented by your current operating environment, we are unable to locate a comprehensive discussion of how material trends are expected to affect your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations. With a view towards future disclosure, please tell us about your material trends and uncertainties as well as any relevant upstream and downstream drivers. Note that trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers. Refer to Item 303 of Regulation S-K.

Caterpillar ResponsE:

At present, the most material trends impacting our business are continuing supply chain disruptions and increasing costs of materials, and we expect these trends to continue in the near-term through the end of 2022. Transportation shortages, for example, have impacted our suppliers, which leads to production delays in our facilities and impacts our ability to meet increasing customer demand. To help mitigate these challenges, we have proactively redirected components, altered our assembly processes and increased production inventory levels across the enterprise. Notwithstanding these efforts, we have been unable to completely satisfy strong customer demand for our machines and engines, and we anticipate that continued transportation shortages will impact our results of operations in the near-term. Furthermore, supply chain disruptions have led to increased costs due to factory inefficiencies and higher freight expenses. We have and will continue to take appropriate price actions to more than offset these manufacturing cost increases. To date, these price actions have minimized the impact of the incremental manufacturing costs on our cash flows, liquidity and results of operations.

U.S. Securities and Exchange Commission
September 23, 2022

In response to the Staff’s comment, future filings will include a discussion in the MD&A of how material trends are expected to affect our cash flows, liquidity, capital resources, cash requirements, financial position or results of operations, including any additional material trend information that we discuss in our earnings calls.

COMMEnt:

3.	We note that during your earnings calls on April 28, 2022 and August 2, 2022, your management discussed the ongoing effects on your business of persistent supply chain disruptions and backlogs, which have required alternative solutions including engineering redesigns and increased dual sourcing. Your management also discussed its views on margin pressures and the anticipated effect of the Bipartisan Infrastructure Law. In future filings, your MD&A disclosure should address all material relevant trends and uncertainties, including those identified in your earnings calls. Please also explain when you anticipate that any temporary trends and uncertainties will normalize. If there are specific risks that will be amplified by the trends discussed, revise your risk factors to more fully describe the potential risks and how you intend to mitigate.

CATERPILLAR RESPONSE:

We respectfully note the Staff’s comment. As referenced above, we will enhance our MD&A disclosure in future filings to provide more detail regarding all material relevant trends and uncertainties. Furthermore, we will provide additional disclosure that explains when we anticipate that any temporary trends and uncertainties will normalize. In addition, to the extent that any specific risks are amplified by the trends we identify, we will revise our risk factor disclosure accordingly and describe our mitigation efforts.

COMMENT:

4.	We note your reference to digital investments on page 40. With a view towards future disclosure, please tell us about your digital initiatives and their significance to your business. To the extent there are material trends that are reasonably likely to affect your digital initiatives, please explain how these trends may affect your liquidity and capital resources or results of operations.

CATERPILLAR RESPONSE:

We are executing upon a number of digital initiatives. These initiatives are strategic enablers for our three primary segments; including individual digital products and solutions for use with many of our machines and engines, as well as broader digital platforms that allow for enhanced communication between Caterpillar and our dealers and end-users. We are constantly investing in and upgrading our digital products and platforms. Although we believe that collectively our digital products and platforms continue to improve the overall customer experience, enhance brand loyalty and support our strategy of profitable growth, to date, we do not believe the cost to implement any individual product or platform has had a material impact on our liquidity or capital resources or results of operations. In future filings, we will include a more detailed discussion of our digital initiatives if the cost and/or benefits of any individual initiative is material to our results of operations or liquidity and capital resources.

U.S. Securities and Exchange Commission
September 23, 2022

Response to COVID-19 and Global Business Conditions, page 27

COMMENT:

5.	You state that you have experienced transportation shortages which have resulted in delays and increased costs, and that your suppliers have had availability issues and freight delays, which has led to delays of production in your facilities. During your earnings calls on April 28, 2022 and August 2, 2022, your management stated that you continue to face supply chain challenges which have not significantly improved. With a view to future disclosure, please tell us specifically how supply chain issues have affected your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operation and how you expect such issues to affect your business in the future. Please also elaborate on your mitigation efforts.

CATERPILLAR RESPONSE:

We continue to be impacted by supply chain disruptions and associated cost and labor pressures. Our manufacturing costs have risen primarily due to costs of material and freight. We have also started to see some inefficiencies in our factories, although to a lesser extent. In addition, in recent months, supply chain constraints have impacted sales of equipment across our segments. We are focused on developing and modifying contingency plans to minimize these challenges that have affected, and will likely continue to impact, our ability to meet customer demand. For example, we have continued to increase production inventory levels, which negatively impacts operating cash flow, but do not anticipate the same level of increases moving forward in 2022. Moreover, we have taken and will continue to take appropriate price actions to more than offset the manufacturing cost increases we are experiencing due to supply chain disruptions and general inflationary cost pressures. To date, as discussed above, these price actions have minimized the impact that higher manufacturing costs have had on our cash flows, liquidity and results of operations.

In response to the Staff’s comment, consistent with the foregoing, we will enhance our MD&A disclosure in future filings to provide additional detail on the specific impact of supply chain issues, any related trends and our expected mitigation efforts.

* * * * *

U.S. Securities and Exchange Commission
September 23, 2022

If you need any further information, please contact William E. Schaupp, Vice President and Chief Accounting Officer by phone at (309) 675-1000 or by email at Bill.Schaupp@cat.com or Nicole Puza, Corporate Securities Counsel and Corporate Secretary by phone at (224) 551-4291 or by email at Puza_Nikki@cat.com.

Sincerely,

CATERPILLAR INC.

By:	/s/ Suzette M. Long
Suzette M. Long
Chief Legal Officer and General Counsel
(972) 891-7076